UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Masonglory,” “we,” “us” and “our” refer to Masonglory Limited and its subsidiaries.

Closing of Private Placement.

As previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 28, 2026, on September 25, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with four investors (collectively, the “Purchasers”) in connection with a private placement by the Company (the “Private Placement”).

On October 5, 2026, the Company completed the closing of the Private Placement. At the closing, the Company issued to the Purchasers an aggregate of 667,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Class A Ordinary Shares”), at a purchase price of US$1.50 per share, for aggregate gross proceeds to the Company of US$1,000,500, before deducting offering expenses, and, for no additional consideration, (i) Series A warrants to purchase up to an aggregate of 667,000 Class A Ordinary Shares at an exercise price of US$1.30 per share (the “Series A Warrants”) and (ii) Series B warrants to purchase up to an aggregate of 667,000 Class A Ordinary Shares at an exercise price of US$1.10 per share (the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”). The Warrants were issued on October 5, 2026, are exercisable from the date of issuance and have a term of two years from the date of issuance.

The Class A Ordinary Shares and the Warrants were issued at the closing in an offshore transaction without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions from the registration requirements of the Securities Act, and constitute “restricted securities” that may not be offered, sold, pledged or otherwise transferred except in accordance with applicable transfer restrictions. The Class A Ordinary Shares issuable upon exercise of the Warrants will, if and when issued upon such exercise, also constitute “restricted securities” and be subject to the same transfer restrictions.

Each Purchaser is independent of the Company and has represented to the Company that it is not an affiliate of the Company or any of its directors or officers, is not an affiliate of any holder of 10% or more of the Company’s voting securities, and is not acting in concert with any other Purchaser. Immediately following the closing of the Private Placement, no Purchaser holds five percent (5%) or more of the aggregate voting power of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

Date: October 6, 2026	By:	/s/ Jinyu XIE
	Name:	Jinyu XIE
	Title:	Chief Executive Officer, Co-chairman of the Board and Director

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